RYAN'S FAMILY STEAK HOUSES, INC.
               REPORTS APRIL SALES INFORMATION

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Ryan's   Family  Steak  Houses,  Inc.  (NASDAQ:RYAN)   today
announced that same-store sales for the 5-week period  ended
May 3, 2000 ("April") increased by 2.0%.  Details follow:

                                       April 2000
                                      (Unaudited)

  Total sales                       $69,330,000
  Increase from prior year                +5.7%

  Average unit sales:
  Same-store (open at least 18 mos.)      +2.0%
  All-store (all Ryan's units)            +1.8%

Management noted that April's weekly average unit sales volumes set a new April record. In addition, it should be noted that April's same-store sales increase is on top of a 1.5% increase achieved in April 1999.

At May 3, 2000, the Company owned and operated 292 Ryan's.

The Company's next accounting period consists of 4 weeks, ending on May 31, 2000.